Filed pursuant to Rule 433

Registration No. 333-180410-03

Free Writing Prospectus Dated August 21, 2012

PPL ELECTRIC UTILITIES CORPORATION

$250,000,000

FIRST MORTGAGE BONDS, 2.50% SERIES DUE 2022

Issuer:	PPL Electric Utilities Corporation

Title:	2.50% First Mortgage Bonds due 2022

Expected Credit Ratings* (Moody’s/S&P/Fitch):	A3 / A- / A-

Issuance Format:	SEC Registered

Principal Amount:	$250,000,000

Trade Date:	August 21, 2012

Settlement Date:	August 24, 2012 (T+3)

Maturity Date:	September 1, 2022

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2013

Annual Interest Rate:	2.50%

Price to Public:	99.665%

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Yield:	1.838%

Spread to Benchmark Treasury:	70 basis points

Yield to Maturity:	2.538%

Optional Redemption:	Prior to June 1, 2022, the bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 10 basis points. On or after June 1, 2022, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed.

CUSIP / ISIN:	69351UAQ6 / US69351UAQ67

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Scotia Capital (USA) Inc.

Co-Managers:	CIBC World Markets Corp. Credit Agricole Securities (USA) Inc. Lloyds Securities Inc. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., by calling 888-603-5847 or emailing barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., by calling 877-858-5407; Credit Suisse Securities (USA) LLC, by calling 800-221-1037; and Scotia Capital (USA) Inc., by calling 800-372-3930.